

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2011

Via E-mail
James S. Heiser
Vice President, General Counsel and Secretary
Ducommun Incorporated
23301 Wilmington Avenue
Carson, CA 90745-6209

> **Re:** **Ducommun Incorporated**
> **Registration Statement on Form S-4**
> **Filed October 7, 2011**
> **File No. 333-177231**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q for the quarter ended July 2, 2011**
> **Filed August 9, 2011**
> **File No. 001-08174**

Dear Mr. Heiser:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

S-4

Exhibit 5.2

1. Investors are entitled to rely on the legality opinion. Please have counsel remove the limitation on reliance in the last sentence of the last paragraph on page 3.

Exhibit 5.3

2. It is not appropriate to qualify the legality opinion based on counsel's knowledge. Please have counsel revise paragraphs 2.5 and 2.7 accordingly and remove paragraph 4.5.

3. Please have counsel remove paragraphs 3.5 and 3.8 or tell us why these assumptions are appropriate.

4. The qualification in paragraph 4.3 is an inappropriate limitation on the scope of the opinion and inconsistent with the first sentence in paragraph 4.4. Please have counsel revise accordingly.

Exhibit 5.4

5. Please have counsel revise assumption (e) to limit the assumption to parties other than Ducommun Subsidiaries.

Form 10-Q for the Quarter Ended July 2, 2011

Item 1A. Risk Factors, page 39

6. Refer to your discussion of the risks associated with your concentrated base of customers on page 44. We note that American Superconductor has filed restated financial statements as a result of recent developments in their relationship with Sinovel. Please tell us whether and, if so, how you expect these developments to significantly impact your financial position and/or results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have any questions on the financial statements or related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Dhiya El-Saden
Gibson, Dunn & Crutcher LLP